CERTIFICATE OF DESIGNATION

OF

SERIES E PREFERRED STOCK

OF

BEACON ENTERPRISE SOLUTIONS GROUP, INC.

Pursuant to Section 78.1955 of the Nevada Revised Statutes

Beacon Enterprise Solutions Group, Inc., a Nevada corporation (the “Corporation”), does hereby certify that:

FIRST: The original articles of incorporation of the Corporation were filed with the Secretary of State of Nevada on May 22, 2000 (the “Original Articles of Incorporation”), amended and restated on February 15, 2008 (the “First Amended Articles of Incorporation”) and amended and restated on April 24, 2008 (the “Second Amended Articles of Incorporation”). The articles of incorporation of the Corporation, as such may be amended or restated from time to time, are the “Articles of Incorporation.”

SECOND: The Certificate of Designation of Series B Preferred Stock was filed on June 19, 2008, and amended and restated on July 14, 2008 (as amended, the “Series B Certificate of Designation”).

THIRD: The Certificate of Designation of Series C Preferred Stock was filed on March 25, 2011, amended on May 11, 2011, and further amended on October 14, 2011 (as amended, the “Series C Certificate of Designation”).

FOURTH: The Certificate of Designation of Series D Preferred Stock was filed on June 17, 2013 (the “Series D Certificate of Designation”).

FIFTH: This Certificate of Designation of Series E Preferred Stock (this “Certificate of Designation”) was duly adopted in accordance with the Articles of Incorporation and Section 78.1955 of the Nevada Revised Statutes by the written consent of the Board of Directors of the Corporation (the “Board”) on June 10, 2013 and filed with the Secretary of State of Nevada on June 17, 2013. No shares of Series E Preferred Stock have been issued as of the date hereof.

1. Designation. Of the Five Million (5,000,000) authorized shares of Preferred Stock of the Corporation, par value $0.01 per share (the “Preferred Stock”), there shall be a series of Preferred Stock that shall be designated as "Series E Convertible Preferred Stock" (the "Series E Preferred Stock") and the number of Shares constituting such series shall be 1,000,000. The rights, preferences, powers, restrictions and limitations of the Series E Preferred Stock shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“Articles of Incorporation” has the meaning set forth in the Recitals.

"Board" has the meaning set forth in the Recitals.

"Certificate of Designation" has the meaning set forth in the Recitals.

"Change of Control" means (a) any sale, lease or transfer or series of sales, leases or transfers of all or substantially all of the assets of the Corporation; (b) any sale, transfer or issuance (or series of sales, transfers or issuances) of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation; or (c) any merger, consolidation, recapitalization or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"Common Stock" means the common stock, par value $0.001 per share, of the Corporation.

"Conversion Price" has the meaning set forth in Section 7.1(a).

"Conversion Shares" means the shares of Common Stock issuable upon conversion of the Series E Preferred Stock in accordance with the terms of Section 7.

"Corporation" has the meaning set forth in the Recitals.

"Date of Issuance" means, for any Share of Series E Preferred Stock, June 17, 2013.

“Distribution” has the meaning set forth in Section 7.6(d).

"Excluded Issuances" means any issuance or sale (or deemed issuance or sale in accordance with Section 7.6(b)) by the Corporation after the Date of Issuance of: (a) shares of Common Stock issued on the conversion of the Series D Preferred Stock; (b) shares of Common Stock issued upon the conversion or exercise of Options; (d) shares of Series D Preferred Stock or Common Stock issued pursuant to the Securities Purchase Agreement dated June 17, 2013 between Focus Venture Partners, Inc. and 5G Investments, LLC as assigned to the Corporation by the Assignment and Consent to Assignment Agreement dated June 17, 2013 between Focus Venture Partners, Inc., 5G Investments, LLC and the Corporation; or (e) shares of Preferred Stock issued in connection with an equity issuance to investors referred to Beacon by 5G Investments, LLC, Laidlaw & Co., Ltd., or any of their affiliates.

“First Amended Articles of Incorporation” has the meaning set forth in the Recitals.

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“Forced Conversion Price” means, with respect to any Share on any given date, $2.00 per share of Series E Preferred Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series E Preferred Stock).

“Fundamental Transaction” has the meaning set forth in Section 7.6(d).

"Junior Securities" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series E Preferred Stock.

"Liquidation" has the meaning set forth in Section 4.1.

"Liquidation Value" means, with respect to any Share on any given date, $1.00 per share of Series E Preferred Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series E Preferred Stock).

"Mandatory Minimum Redemption" has the meaning set forth in Section 7.1(b).

"Options" means any warrants or other rights or options to subscribe for or purchase Common Stock.

“Original Articles of Incorporation” has the meaning set forth in the Recitals.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Preferred Stock" has the meaning set forth in Section 1.

“Second Amended Articles of Incorporation” has the meaning set forth in the Recitals.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“Senior Securities” means the Series A Preferred Stock, Series A-1 Preferred Stock, the Series D Preferred Stock and any Preferred Stock authorized and/or issued for the purpose of an equity issuance to investors referred to Beacon by 5G Investments, LLC, Laidlaw & Co., Ltd., or any of their affiliates.

“Series B Certificate of Designation” has the meaning set forth in the Recitals.

“Series C Certificate of Designation” has the meaning set forth in the Recitals.

“Series D Certificate of Designation” has the meaning set forth in the Recitals.

"Series E Preferred Stock" has the meaning set forth in Section 1.

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"Series E Preferred Stock Breach" has the meaning set forth in Section 8.1.

"Series E Redemption Date" has the meaning set forth in Section 6.1.

"Series E Redemption Price" has the meaning set forth in Section 6.1.

"Share" means a share of Series E Preferred Stock.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

3. Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series E Preferred Stock shall rank junior to all Senior Securities and senior to all Junior Securities.

4. Liquidation.

4.1 Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "Liquidation"), the holders of Shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after the payment is made to the holders of Senior Securities by reason of their ownership thereof and before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder.

4.2 Participation With Junior Securities on Liquidation. In addition to and after payment in full of all preferential amounts required to be paid to the holders of Series E Preferred Stock upon a Liquidation under this Section 4, the holders of Shares of Series E Preferred Stock then outstanding shall be entitled to participate with the holders of shares of Junior Securities then outstanding, pro rata as a single class based on the number of outstanding shares of Junior Securities on an as-converted basis held by each holder as of immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

4.3 Insufficient Assets. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series E Preferred Stock the full preferential amount to which they are entitled under Section 4.1, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series E Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

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4.4 Notice.

(a) Notice Requirement. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series E Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

(b) Notice Waiting Period. The Corporation shall not consummate any voluntary Liquidation of the Corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided, that any such period may be shortened upon the written consent of the holders of all the outstanding Shares.

5. Voting. Each holder of outstanding Shares of Series E Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Share of Series E Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which the Share is convertible pursuant to Section 7 herein as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares of Series E Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation's bylaws.

6. Redemption.

6.1 Mandatory Redemption. The Corporation shall redeem on the first business day of each month following the Date of Issuance (each, a “Series E Redemption Date”) ten thousand (10,000) shares of Series E Preferred Stock by paying in cash therefor the then applicable Conversion Price (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series E Redemption Price”). The Series E Redemption Price shall be paid in wire transfer in U.S. dollars to an account specified by the holder, or if no or incomplete wiring instructions are provided by a check in U.S. dollars mailed to the last address specified by the holder in writing. If the funds of the Corporation legally available for redemption hereunder on any Series E Redemption Date are insufficient to redeem the total number of share to be redeemed on such date those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed. Any shares not redeemed shall remain outstanding and be entitled to all rights and preferences provided herein. At any time thereafter when additional funds are legally available for redemption such funds will be used immediately to redeem the maximum number of shares which the Corporation has become obliged to redeem, but which it has not redeemed.

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6.2 Insufficient Funds; Remedies For Nonpayment.

(a) Insufficient Funds. If on any Series E Redemption Date, the assets of the Corporation legally available are insufficient to pay the full Series E Redemption Price for the total number of Shares elected to be redeemed pursuant to Section 6.1, the Corporation shall (i) take all appropriate action reasonably within its means to maximize the assets legally available for paying the Series E Redemption Price, (ii) redeem out of all such assets legally available therefor on the applicable Series E Redemption Date the maximum possible number of Shares that it can redeem on such date, pro rata among the holders of such Shares to be redeemed in proportion to the aggregate number of Shares elected to be redeemed by each such holder on the applicable Series E Redemption Date, and (iii) following the applicable Series E Redemption Date, at any time and from time to time when additional assets of the Corporation become legally available to redeem the remaining Shares, the Corporation shall immediately use such assets to pay the remaining balance of the aggregate applicable Series E Redemption Price.

(b) Remedies For Nonpayment. If on any Series E Redemption Date, the Shares are not redeemed in full by the Corporation by paying the entire Series E Redemption Price, until such Shares are fully redeemed and the aggregate Series E Redemption Price paid in full, (i) all of the unredeemed Shares shall remain outstanding and continue to have the rights, preferences and privileges expressed herein, (ii) interest on the portion of the aggregate Series E Redemption Price applicable to the unredeemed Shares shall accrue daily in arrears at a rate equal to 8% per annum, compounded quarterly, and (iii) the holders of the unredeemed Shares shall have the remedies set forth in Section 8.2.

6.3 Surrender of Certificates. Following each Series E Redemption Date and the payment by the Corporation of the Series E Redemption Price, the holder of Shares of Series E Preferred Stock being redeemed shall surrender the certificate or certificates representing such Shares to the Corporation, duly assigned or endorsed for transfer to the Corporation. Each surrendered certificate shall be canceled and retired; provided, that if less than all the Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Shares shall be issued in the name of the applicable holder of record of canceled stock certificate.

6.4 Rights Subsequent to Redemption. If on the applicable Series E Redemption Date, the Series E Redemption Price is paid for any of the Shares to be redeemed on such Series E Redemption Date, then on such date all rights of the holder in the Shares so redeemed and paid or tendered, including any rights to dividends on such Shares, shall cease, and such Shares shall no longer be deemed issued and outstanding.

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7. Conversion.

7.1 Right to Convert; Automatic Conversion

(a) Right to Convert. Subject to the provisions of this Section 7, at any time and from time to time on or after the Date of Issuance, any holder of Series E Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding Shares of Series E Preferred Stock (including any fraction of a Share) held by such holder along with the aggregate accrued or accumulated and unpaid dividends thereon into an aggregate number of shares of Common Stock (including any fraction of a share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, and then (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion. The initial conversion price per Share (the "Conversion Price") shall be the Liquidation Value of such Share, subject to adjustment as applicable in accordance with Section 7.6 below.

(b) Forced Conversion. Subject to the provisions of this Section 7 and provided that no Series E Preferred Stock Breach has occurred, following 48 consecutive Series E Redemption Dates which result in an aggregate Series E Redemption Price of $480,000 being paid to the holder (the “Mandatory Minimum Redemption”), the Corporation may cause all of the outstanding Shares of Series E Preferred Stock (including any fraction of a Share) held by stockholders to be converted into an aggregate number of shares of Common Stock (including any fraction of a Share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, and then (ii) dividing the result by the Forced Conversion Price.

7.2 Procedures for Conversion; Effect of Conversion

(a) Procedures for Holder Conversion. In order to effectuate a conversion of Shares of Series E Preferred Stock pursuant to Section 7.1(a), a holder shall (a) submit a written election to the Corporation that such holder elects to convert Shares, the number of Shares elected to be converted and (b) surrender, along with such written election, to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such Shares hereunder shall be deemed effective as of the date of surrender of such Series E Preferred Stock certificate or certificates or delivery of such affidavit of loss. Upon the receipt by the Corporation of a written election and the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten days thereafter) deliver to the relevant holder (a) a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable Shares as calculated pursuant to Section 7.1(a) and, if applicable (b) a certificate in such holder's (or the name of such holder's designee as stated in the written election) for the number of Shares of Series E Preferred Stock (including any fractional share) represented by the certificate or certificates delivered to the Corporation for conversion but otherwise not elected to be converted pursuant to the written election. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

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(b) Procedures for Forced Conversion. Following the Mandatory Minimum Redemption, the Corporation may cause all Preferred Stock to be converted to the number of shares of Common Stock calculated pursuant to Section 7.1(b) without any further action by the relevant holder of such Shares or the Corporation. As promptly as practicable following such Mandatory Minimum Redemption (but in any event within five (5) days thereafter), the Corporation shall send each holder of Shares of Series E Preferred Stock written notice of such event. Upon receipt of such notice, each holder shall promptly notify the Corporation of any objections to such notice. In the event there are no objections, each holder shall surrender to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. Upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable Shares. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(c) Effect of Conversion. All Shares of Series E Preferred Stock converted as provided in this Section 7.1 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time (including, without limitation, any right of redemption pursuant to Section 6), other than the right of the holder to receive shares of Common Stock in exchange therefor.

7.3 Reservation of Stock. The Corporation shall at all times when any Share of Series E Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Series E Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series E Preferred Stock pursuant to this Section 7, taking into account any adjustment to such number of shares so issuable in accordance with Section 7.6 hereof. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares of Series E Preferred Stock.

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7.4 No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of Shares of Series E Preferred Stock pursuant to Section 7.1 shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

7.5 Termination of Conversion Rights. Following the redemption of any Shares of Series E Preferred Stock pursuant to Section 6, the conversion rights described herein of the Shares designated for redemption shall terminate at the close of business on the redemption date, unless the Series E Redemption Price is not fully paid on such redemption date, in which case the conversion rights for such Shares shall continue until such price is paid in full.

7.6 Adjustment to Conversion Price and Number of Conversion Shares. In order to prevent dilution of the conversion rights granted under this Section 7, the Conversion Price and the number of Conversion Shares issuable on conversion of the Shares of Series E Preferred Stock shall be subject to adjustment from time to time as provided in this Section 7.6.

(a) Exceptions To Adjustment Upon Issuance of Common Stock. Anything herein to the contrary notwithstanding, there shall be no adjustment to the Conversion Price or the number of Conversion Shares issuable upon conversion of the Series E Preferred Stock with respect to any Excluded Issuance.

(b) Effect of Certain Events on Adjustment to Conversion Price. For purposes of determining the adjusted Conversion Price under Section 7.6 hereof, the following shall be applicable:

(i)	Record Date. For purposes of any adjustment to the Conversion Price or the number of Conversion Shares in accordance with this Section 7.6, in case the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, or (B) to subscribe for or purchase Common Stock, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

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(ii)	Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof or the transfer of such shares among the Corporation and its wholly-owned subsidiaries) shall be considered an issue or sale of Common Stock for the purpose of this Section 7.6.

(c) Adjustment to Conversion Price and Conversion Shares Upon Dividend, Subdivision or Combination of Common Stock. If the Corporation shall, at any time or from time to time after the Date of Issuance, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Corporation payable in shares of Common Stock or in Options, or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to any such dividend, distribution or subdivision shall be proportionately reduced and the number of Conversion Shares issuable upon conversion of the Series E Preferred Stock shall be proportionately increased. If the Corporation at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of Conversion Shares issuable upon conversion of the Series E Preferred Stock shall be proportionately decreased. Any adjustment under this Section 7.6(c) shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.

(d) Adjustment to Conversion Price and Conversion Shares Upon Reorganization, Reclassification, Consolidation, Merger or Distribution. If, at any time while the Series E Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person, (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent conversion of this Series E Preferred Stock, the Holders shall have the right to receive, for each Share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock. If the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Corporation's stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a "Distribution"), then the holders of Series E Preferred Stock shall be entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of Common Stock issuable upon conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

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(e) Certificate as to Adjustment.

(i)	As promptly as reasonably practicable following any adjustment of the Conversion Price, but in any event not later than ten (10) days thereafter, the Corporation shall furnish to each holder of record of Series E Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)	As promptly as reasonably practicable following the receipt by the Corporation of a written request by any holder of Series E Preferred Stock, but in any event not later than ten (10) days thereafter, the Corporation shall furnish to such holder a certificate of an executive officer certifying the Conversion Price then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities or assets then issuable to such holder upon conversion of the Shares of Series E Preferred Stock held by such holder.

(f) Notices. In the event:

(i)	that the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series E Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii)	of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another Person, or sale of all or substantially all of the Corporation's assets to another Person; or

(iii)	of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

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then, and in each such case, the Corporation shall send or cause to be sent to each holder of record of Series E Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) at least ten (10) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Corporation shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon conversion of the Series E Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series E Preferred Stock and the Conversion Shares.

8. Breach of Obligations.

8.1 Series E Preferred Stock Breach. A breach by the Corporation of the rights, preferences, powers, restrictions and limitations of the Series E Preferred Stock set forth herein shall mean the occurrence of one or more of any of the events and conditions set forth in this Section 8.1 (each such event or condition, a "Series E Preferred Stock Breach"), whether such event or condition occurs voluntarily or involuntarily, by operation of law or pursuant to any judgment, order, decree, rule or regulation and regardless of the reason or cause of such event or condition.

(a) Reserved.

(b) Nonpayment of Redemption or Liquidation Payments. The failure of the Corporation to make any (i) redemption payment when due pursuant to Section 6 or (ii) liquidation payment when due pursuant to Section 4, in each case whether or not such payment is legally permissible or is otherwise prohibited.

(c) Reserved.

(d) Bankruptcy or Insolvency. The Corporation or any of its Subsidiaries (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) days or is not dismissed or vacated within forty-five (45) days after filing; (iii) makes a general assignment for the benefit of creditors; or (iv) has a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

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8.2 Consequences of Breach. In addition to any other rights which a holder of Shares of Series E Preferred Stock is entitled under any other contract or agreement and any other rights such holder may have pursuant to applicable law, the holders of Shares of Series E Preferred Stock shall have the rights and remedies set forth in this Section 8.2 on the occurrence of a Series E Preferred Stock Breach.

(a) Reserved.

(b) Redemption Right. If a Series E Preferred Stock Breach has occurred prior to (other than a Series E Preferred Stock Breach described in Section 8.1(d)) and is continuing for a period of ten days, the holder of Series E Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all of the then outstanding Shares of Series E Preferred Stock immediately redeemed by the Corporation for a price per Share equal to the Series E Redemption Price, provided however, that in the event that the Mandatory Minimum Redemption has been made, the Corporation may elect to cause all of the remaining outstanding Shares of Series E Preferred Stock (including any fraction of a Share) held by stockholders to be converted into an aggregate number of shares of Common Stock (including any fraction of a Share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, and then (ii) dividing the result by the Forced Conversion Price. Any such redemption and/or conversion shall occur not more than 10 days following receipt by the Corporation of written notice of such holder’s election to have such Shares redeemed. Any such redemption and/or conversion shall occur immediately and shall otherwise be executed in accordance with the provisions of Section 6 and Section 8.2, applied mutatis mutandis.

(c) Automatic Redemption on Bankruptcy. Notwithstanding the earliest date for redemption set forth in Section 6.1, if a Series E Preferred Stock Breach described in Section 8.1(d) has occurred, all of the then outstanding Shares of Series E Preferred Stock shall be subject to redemption immediately without any action required by the holders of Shares of Series E Preferred Stock, for a price per Share equal to the Series E Redemption Price. Any such redemption shall occur immediately and shall otherwise be executed in accordance with the provisions of Section 6, applied mutatis mutandis.

(d) Adjustment to Conversion Price. If a Series E Preferred Stock Breach has occurred and is continuing for a period of ten days, the then current Conversion Price of the Series E Preferred Stock shall be reduced immediately to forty percent (40%) of the Conversion Price in effect immediately prior to such reduction, and the number of Conversion Shares issuable on conversion of the Shares of Series E Preferred Stock shall be immediately proportionately increased to a number of Shares calculated pursuant to the provisions of Section 7.1(a) above.

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9. Reissuance of Series E Preferred Stock. Any Shares of Series E Preferred Stock redeemed, converted or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.

10. Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 10).

11. Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and the holders of a majority of the shares of Series E Preferred Stock, and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of Series E Preferred Stock; provided, that no such action shall change or waive (a) the definition of Liquidation Value, or (b) this Section 11, without the prior written consent of each holder of outstanding Shares of Series E Preferred Stock; provided, further, that no amendment, modification or waiver of the terms or relative priorities of the Series E Preferred Stock may be accomplished by the merger, consolidation or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 11.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this 17th day of June 2013.

BEACON ENTERPRISE SOLUTIONS GROUP, INC.

By:_____________________ Name: Bruce Widener Title: Chief Executive Officer

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